Exhibit 4(b)(x)

THIS EXECUTIVE SERVICE AGREEMENT is made the 4th day of March 2004
BETWEEN

(1)	Lloyds TSB Bank plc of 25 Gresham Street, London, EC2V 7HN (“the Employer”); and

(2)	Helen A Weir (“the Executive”).

IT IS AGREED as follows:-

1	Preconditions

The Executive’s employment will be subject to:-

1.1	the Executive not being prevented from taking up employment under this Agreement by any obligation or duty owed to a third party, whether contractual or otherwise;

1.2	the Executive having been approved as an “Approved Person” by the Financial Services Authority under the Financial Services and Markets Act 2000 in respect of the appointment contemplated by this Agreement (“FSMA Approval”);

1.3	the Executive undergoing a medical examination with a medical practitioner nominated by the Employer, the result of which (“Medical Results”) are satisfactory to the Employer and any relevant life insurer; and

and if either the Employer notifies the Executive that the Medical Results are not satisfactory to the Employer, or FSMA Approval has not been received by 31 March 2004 this Agreement shall not become effective and neither party shall have any claim for compensation, costs or otherwise against the other in connection herewith.

2	Appointment, Directorship and Place of Work

2.1	The Employer shall employ the Executive as Group Finance Director or in such other capacity of a similar nature in the business of the Employer or any Group Company as the Employer may from time to time reasonably require.

2.2	The Executive’s normal place of work shall be 25 Gresham Street, London EC2V 7HN provided that the Employer may require the Executive to carry out her duties at such other place of business of any Group Company within a radius of 25 miles from Gresham Street aforesaid as the Employer may specify. Notwithstanding the previous sentence, the Executive may be required to attend such other places from time to time as may be reasonably necessary in order to fulfil her duties under this Agreement.

3	Remuneration and Other Benefits

3.1	Remuneration

(a) The Executive’s salary shall be £450,000 per annum or such higher salary as may be notified to her from time to time. The Executive’s salary shall be reviewed from time to time, with the first review taking place no later than 1 January 2005.

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(b) The Executive agrees to waive payment of any director’s fees payable in respect of any directorship held by her in any member of the Group.

(c) The Executive may also receive the following remuneration at the Employer’s sole and absolute discretion:

(i) payment of cash under the Employer’s flexible benefits arrangements (Flavours) subject to and in accordance with the terms thereof from time to time;

(ii) a personal bonus in respect of each financial year of the Employer subject to and in accordance with the terms notified to the Executive by the Employer from time to time.

The Executive acknowledges that save for specific awards or entitlements notified to the Executive individually or by a general notice to staff bonuses are not contractual entitlements, and may therefore be reduced, varied or withdrawn by the Employer at any time at its sole and absolute discretion.

(d) The Executive may participate in any all-employee save-as-you-earn employee share scheme or any all-employee share incentive plan offered by the Employer, and also, at the sole and absolute discretion of the Employer, in any executive share option schemes established by the Employer, subject in each case to being eligible to participate under their rules and in each case her participation will be subject to and in accordance with the rules of the relevant scheme or plan from time to time. The Executive acknowledges that on termination of her employment she will have no right of action, otherwise than pursuant to the express rules of such scheme or plan, against the Employer or any member of the Group in any way arising from her no longer being able to participate in such schemes.

3.2	Motor Car

The Executive will be entitled to a company car subject to and in accordance with the rules of the Employer’s motor car scheme from time to time, or in the alternative, a non pensionable cash allowance (currently £1,000 per month) payable each month. Upon termination of her employment, the Executive shall return any car provided by the Employer.

3.3	Life Cover

The Executive will be eligible to be provided with Life Cover which in the event of her death during employment would provide a payment of X times her basic annual salary set out in Clause 3.1(a) hereof. For these purposes, “X” shall be “4” if the provisions of Clause 6.2 apply to the Executive and “X” shall be “2” if the provisions of Clause 6.3 apply to the Executive. This cover is subject to the provisions of the insurer which govern such cover and subject to and in accordance with such terms as the Employer may from time to time notify to the Executive. The insurer of the Employer may require the Executive to undergo a medical examination before cover can commence or continue. If the insurer declines to provide cover or will only provide cover on terms (including premiums) which the Employer in its reasonable opinion considers unsatisfactory it may withdraw the provision of Life Cover. Premiums payable in respect of this policy are liable to income tax and will be included on the Executive’s P11D.

3.4	Private Medical Insurance

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If the Executive complies with any eligibility requirements or other conditions set by the Employer and any insurer appointed by the Employer, the Executive and her husband and children (if eligible) may participate in the Employer’s private health insurance arrangements subject to and in accordance with the terms of those arrangements from time to time. Those arrangements may be reduced, varied or withdrawn by the Employer at any time and at its sole andabsolute discretion.

3.5	Legal costs relating to this Agreement

The Employer shall within 31 days of the Commencement Date (subject to the fulfilment of the preconditions set out in Clause 1 above) pay the Executive the sum of £5,000 (five thousand pounds) as a contribution to the costs incurred by the Executive in relation to obtaining legal advice in respect of this Agreement.

3.6	Deductions

For the avoidance of doubt, any and all payments made pursuant to Clauses 3.1, 3.2, 3.3, 3.4 or 3.5 shall be subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities.

4	Commencement and Duration

4.1	Subject to Clause 1 above, the Executive’s employment under this Agreement shall commence on 26 April 2004 (the “Commencement Date”) and shall continue indefinitely until terminated:-

(a) by not less than 12 months’ notice given by the Employer to the Executive; or

(b) by not less than 6 months’ notice given by the Executive to the Employer; or

(c) by retirement under Clause 4.2 hereof; or

(d) under Clause 8 hereof.

4.2	The Executive’s retirement age shall be sixty years, and her employment shall terminate at the end of the month in which she attains that age automatically and without the requirement for any notice to be given.

4.3	No previous employment counts as continuous employment with the Employer.

4.4	The Executive shall, at any time when asked to do so by the Employer, including (but not limited to) on the termination of this Agreement or on the “garden leave” provisions of Clause 7.8 hereof operating, resign immediately on request from the Employer from all offices as a director of any member of the Group and from all other appointments or offices which she holds as nominee or representative of any member of the Group. As security for such obligation the Executive irrevocably appoints the Employer to be her attorney to sign any documents or do any things necessary or requisite to effect such resignation(s). The termination of any appointment, directorship, or other office, held by the Executive will not terminate the Executive’s employment or amount to a breach of this Agreement by the Employer.

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5	Duties of and Warranties by the Executive

5.1	During the period of this Agreement the Executive will not do anything which could cause her to be disqualified from continuing to act as a director of any member of the Group or lose her approval as an “Approved Person” by the Financial Services Authority under the Financial Services and Markets Act 2000 in respect of the appointment contemplated by this Agreement (“FSMA Approval”).

5.2	During the period of this Agreement (and any Garden Leave Period as defined in Clause 7.8 below), the Executive shall:-

	(a)	perform her duties faithfully, diligently and with due care, and use her best endeavours to promote the interests of the Group;

	(b)	devote the whole of her time, attention and skill to her duties during normal office hours and during such other times as may reasonably be required for the effective performance of her duties under this Agreement;

	(c)	accept any offices or directorships as reasonably required by the Board;

	(d)	comply with all rules and regulations issued by the Employer copies of which shall be provided to the Executive and which may not be inconsistent with the express terms of this Agreement;

	(e)	obey the reasonable directions of the Board;

	(f)	not (except as a representative of the Employer or with the written consent of the Chairman of the board of directors of Lloyds TSB Group plc or the Group Chief Executive of Lloyds TSB Group plc) be directly or indirectly engaged or concerned in the conduct of any business activity (whether as an employee, consultant, agent or otherwise);

	(g)	keep the Group Chief Executive of Lloyds TSB Group plc promptly informed of the conduct of her duties, her plans for the future performance of her duties and of any conflict of interest to which she is or may become subject, and comply with any policy directions or reasonable other directions given to her by the said Group Chief Executive;

	(h)	comply with the Model Code appended to Chapter 16 of the Listing Rules of the United Kingdom Listing Authority, the Financial Services Authority’s Code of Market Conduct and all other codes of conduct from time to time adopted by, or applicable to, any relevant Group Company;

	(i)	comply with all applicable rules, regulations and codes imposed or recommended by any industry or regulatory body relevant to that part of the business of any Group Company with which the Executive is involved;

	(j)	not (except with the written consent of the Chairman of the board of directors of Lloyds TSB Group plc or the Group Chief Executive of Lloyds TSB Group plc) hold or be interested in investments which amount to more than one per cent of the issued investments of any class of any one company;

	(k)	other than reasonable corporate hospitality and seasonal or occasional gifts of limited value, not directly or indirectly receive any benefit from any person having or seeking to have business transactions with any member of the Group.

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6	Pension Arrangements

6.1	The Executive may not have the benefit of both Clause 6.2 and Clause 6.3 below. The Executive shall notify the Company in writing by no later than the Commencement Date whether the provisions of either Clause 6.2 or Clause 6.3 below shall apply to her. If no such notification is received by the Commencement Date, Clause 6.2 shall apply and Clause 6.3 shall not apply.

6.2	Subject to the terms of Clause 6.1 above, the Executive may participate in the Lloyds TSB Group Pension Scheme No.2 Pension Investment Plan (the “Scheme”) subject ot and in accordance with the terms of its deed and rules from time to time.

The Employer shall pay a contribution of 20% per annum of the Executive’s annual basic salary (payable pursuant to in Clause 3.1(a) hereof) (for the avoidance of doubt, not subject to the earnings cap) to the Scheme subject to Inland Revenue limits.

The Employer shall be entitled at any time to terminate the Scheme or the Executive’s membership of it subject to providing her with the benefit of a pension scheme (“the New Scheme”) the benefits of which taken as a whole shall be materially no less favourable than the benefits provided to the Executive under the Scheme and to ensuring that the Executive is fully credited in the New Scheme for her pensionable service in the Scheme as if such pensionable service had been under the New Scheme.

6.3	Subject to the terms of Clause 6.1 above, the Executive shall not join a pension scheme operated by the Employer but shall be paid a supplement of 20% of the salary referred to in Clause 3.1(a) (for the avoidance of doubt, not subject to the earnings cap) in order that she may make her own pension arrangements.

6.4	If Clause 6.2 applies to the Executive there will be a Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 is in force in respect of the Executive’s employment.

7	Miscellaneous Conditions of Employment

7.1	The provisions of the Employer’s Staff Manual (access to which has been and will remain available to the Executive) shall not apply to the Executive’s employment with the Employer or form part of this Agreement except for the following provisions:-

Paragraph 1.16 Mobility (subject to Clause 2.2 hereof)

Paragraph 1.18 Personal Dealing

Paragraph 1.22 Sick Pay

Paragraph 1.23 Sickness absence reporting

Paragraph 1.24 Smoking Policy

Paragraph 2.3 Expenses

Paragraph 2.8 Pay periods

Paragraph 2.9 Relocation

The whole of Section 3 (Staff Benefits) except for Paragraph 3.13 (Pension Scheme)

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The whole of Section 5 (Attendance and Leave) except for Paragraph 5.1 (Career Break Scheme).

The whole of Section 6 (Miscellaneous).

If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

7.2	The Executive shall maintain a Lloyds TSB Bank account into which her salary shall be paid.

7.3	If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions materially no less favourable overall than the terms of this Agreement, then the Executive shall have no claim against the Employer in respect of the termination of her employment under this Agreement (whether or not the notice required by Clause 4 hereof shall have been given).

7.4	Any disciplinary matter affecting the Executive will be dealt with by the Group Chief Executive of Lloyds TSB Group plc.

7.5	If the Executive has any grievance relating to her employment she may refer such grievance in writing to the Group Chief Executive of Lloyds TSB Group plc. If the Executive is dissatisfied with the Group Chief Executive’s treatment of her grievance, she may refer the matter to the Chairman of Lloyds TSB Group plc.

7.6	There are no collective agreements affecting the employment of the Executive.

7.7	The Executive shall be entitled to all English Public and Bank Holidays and 30 working days holiday in each year, with pro rata entitlement during the year in which the Executive’s em ployment is treated as commencing and during the year in which it is terminated. Holidays shall be taken at such reasonable times as the Group Chief Executive of Lloyds TSB Group plc shall approve.

7.8	(i) At any time after notice to terminate the employment is given by either party under Clause 4.1 or Clause 8.2 hereof, or if the Executive resigns without giving due notice and the Employer does not accept her resignation, the Employer may require the Executive to comply with Clauses 7.8(ii) to (iv) hereof for a maximum period of six months (the “Garden Leave Period”).

(ii) During the Garden Leave Period the Employer may cease to provide the Executive with work, during which time the Executive shall hold herself available to deal with requests for information, be available for meetings (unless the Employer has agreed in writing that the Executive may be unavailable for a period of time) and advice on matters relating to this work but (except with the written consent of the Chairman of the board of directors of Lloyds TSB Group plc or the Group Chief Executive of Lloyds TSB Group plc) she shall not be directly or indirectly engaged in the conduct of any activity (whether as an employee, consultant, agent or otherwise) .and she shall not attend the premises of any Group Company unless directed to do so by the Group Chief Executive of Lloyds TSB Group plc and will not unless requested by the Board:

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(a) contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

(b) contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

(c) remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.

The Executive acknowledges that the right of the Employer to cease to provide her with work in such circumstances is necessary for the protection of the legitimate business interests of the Employer.

	(iii)	During the Garden Leave Period the Executive shall remain bound by the provisions of Clause 5.2 hereof (other than Clause 5.2 (b) hereof if the Employer so requires). Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any such period will be deemed to be taken by the Executive during the Garden Leave Period in relation to any day(s) (not being a Saturday, Sunday or bank holiday) during which the Executive was not required to deal with information requests, attend a meeting or give advice.

	(iv)	During the Garden Leave Period the Employer may require the Executive to resign immediately from any directorship which she holds in the Group Companies, unless she is required to perform duties to which any such directorship relates in which case she may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be her attorney to execute any instrument and do anything in her name and on her behalf to effect her resignation if she fails to do so in accordance with this Clause 7.8(iv).

	(v)	The Executive agrees and acknowledges that during any Garden Leave Period the Employer may appoint another person to carry out duties in substitution for the Executive.

7.9	Without prejudice to the Executive’s rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement. During the period of such suspension the Employer may assign her duties, titles or powers to another. Further, during such period of suspension the Employer shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work to the Executive.

7.10	The Executive shall have the benefit of any indemnity for directors contained in the articles of association of the Employer and/or Lloyds TSB Group plc. Moreover, the Executive shall be entitled to benefit from any directors and officers insurance cover maintained from time to time by the Employer (but that this shall not oblige the Employer to maintain any such cover either at all, or on current terms).

The administration of any directors and officers insurance is carried out by the Insurable Risk Department, which will provide details of current cover upon request.

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8	Termination and Severance

8.1	The Employer may terminate the Executive’s employment at any time forthwith by written notice to the Executive (and without any requirements of prior notice) if the Executive shall:-

	(a)	commit any material breach, or continue (after written warning) to commit any breach, of her obligations under this Agreement;

	(b)	be guilty of any material misconduct or material neglect in the discharge of her duties;

	(c)	have a bankruptcy order made against her or make any arrangement or composition with her creditors or have an interim order made against her pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

	(d)	be convicted of any criminal offence which in the reasonable opinion of the Employer affects her position as an employee under this Agreement;

	(e)	bring the name or reputation of the Employer, or any Group Company in whose business she shall have been involved, into material disrepute;

	(f)	be or become prohibited by law from becoming or remaining a director;

	(g)	be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct by the Executive of her duties or the business of any Group Company;

	(h)	cease to have FSMA Approval.

8.2	If the Executive (owing to sickness, injury or otherwise) does not perform her duties hereunder for a period of at least 26 weeks or at least 26 weeks in aggregate in any period of twelve months the Employer shall (without prejudice to any provision hereof) be entitled by giving to the Executive not less than 3 months’ notice (given at the expiry of such period (or aggregate days of non performance) or at any time thereafter while the Executive continues not to perform her duties hereunder) to terminate her employment and without prejudice to the protections provided to the Executive under all disability discrimination laws applying to her.

8.3	Subject to Clause 8.4 to Clause 8.13 below, if the Employer terminates the Executive’s employment Without Cause the Employer shall pay to the Executive in respect of each calendar month falling within the Severance Period a sum equal to the monthly salary payable to the Executive immediately prior to the Termination Date pursuant to Clauses 3.1(a) (“Monthly Payment”).

8.4	The Employer may reduce one or more Monthly Payments by an amount equal to any salary paid to the Executive by the Employer or any other Group Company following the Termination Date save to the extent that such salary relates to service prior to such Termination Date.

8.5	A Monthly Payment shall not be payable if the Executive performs services as an employee, director, other office holder, consultant, partner or independent contractor at any time during the Severance Period (“Alternative Appointment”) except that if the Executive shall satisfy the Employer that the aggregate gross monetary value of the salary

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received in respect of such services and attributable to the Severance Period, whenever paid (“Mitigation Sum ”) will be less than the aggregate gross sum of the 12 Monthly Payments the Employer shall treat the Mitigation Sum as having been paid in twelve equal instalments (“Monthly Mitigation Sum”) during the Severance Period and will deduct from each Monthly Payment the relevant Monthly Mitigation Sum and insofar as the Employer has already made one or more Monthly Payments the Employer shall set off the relevant Monthly Mitigation Sum (or Sums) against future Monthly Payments.

8.6	If the Executive secures one or more Alternative Appointments the provisions of Clause 8.5 above will take into account each such Alternative Appointment.

8.7	The Employer’s obligation to pay each Monthly Payment is conditional upon:

(i) the Executive diligently seeking and accepting a suitable Alternative Appointment; and

(ii) the Executive disclosing promptly to the Employer her acceptance of any Alternative Appointment and the remuneration likely to be received in respect of such Alternative Appointment attributable to the Severance Period; and

(iii) the Executive providing the Employer with a true copy of any statement produced by law by the counterparty to each such Alternative Appointment and given to the Executive including but not limited to an itemised pay statement and P60.

8.8	For the avoidance of doubt the Executive agrees that during the Severance Period she will remain bound by the provisions of Clauses 9, 10 and 11 of this Agreement and if she breaches such provisions the Monthly Payments shall cease to be payable.

8.9	The Monthly Payments shall be subject ot such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities.

8.10	Subject to Clause 8.11 the Employer and the Executive agree that the Employer’s obligations to the Executive under Clause 8.3 constitute a genuine pre-estimate of the damages arising from the termination of the Employee’s employment Without Cause and that if the Employer shall fully perform, when due, all of its said obligations, such performance shall be in full and final settlement of all and any claims which the Executive might have against the Employer and each Group Company arising out of the Executive’s employment under this Agreement or its termination and the Executive hereby waives all such claims on the above terms (except to the extent that the Executive may not by law in this Agreement waive any statutory claims).

8.11	In the event that the Executive would have been entitled to a personal bonus if she had worked for the whole of the relevant financial year, the Executive shall receive a payment in respect of such bonus assessed on a pro-rata basis up to the Termination Date and payable at the same time as such personal bonus would ordinarily have been payable.

8.12	In this Clause 8

“Alternative Appointment” has the meaning given in Clause 8.5;

“Monthly Payment” has the meaning given in Clause 8.3;

“Severance Period” shall mean the period of 12 months beginning with the Termination Date;

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“Termination Date” shall mean the date on which the Executive’s employment terminates;

“Without Cause” means termination of employment by the Employer other than (i) pursuant to Clause 4.1, Clause 4.2, Clause 8.1, Clause 8.2 or Clause 8.14 hereof, (ii) by operation of law (including but not limited to termination by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 1981 or any successor thereto), (iii) where the Employer is entitled by law to terminate the Executive’s employment without notice, (iv) by mutual consent, or (v) death.

8.13	If the circumstances described in Clause 8.3 above occur in circumstances where the Employer has already given the Executive notice of termination of employment (a) the “Severance Period” for the purposes of Clause 8.3 to 8.12 above shall be 12 months less the period of notice already served by the Executive (calculated to the nearest whole calendar month (“Unexpired Notice Period”)); and (b) the reference in Clause 8.5 to “12” shall be replaced by the number of calendar months of the Unexpired Notice Period.

8.14	The Employer may at its s ole and absolute discretion terminate this Agreement with immediate effect by summary written notice to the Executive (but without prejudice to the continuation of the provisions that are expressed to continue after the termination of this Agreement including but not limited to Clauses 4.4, 9, 10, 11 and 12 hereof and this Clause 8.14) and it shall be discharged from all its obligations under this Agreement (except in respect of any accrued rights of the Executive) provided it pays to the Executive the sum or sums it would have been obliged to pay the Executive pursuant to the provisions of Clauses 8.3 to 8.13 above (and subject to the terms set out in those Clauses) had it terminated the Executive’s employment Without Cause as therein described on the date of such summary written notice. For the avoidance of doubt the provisions of Clauses 8.4, 8.5, 8.6, 8.7, 8.8, 8.9, 8.11 and 8.12 shall apply for these purposes and accordingly such Clauses shall be read and construed as if applying to termination in the circumstances contemplated by this Clause 8.14.

9	Confidential and Other Information

9.1	Without prejudice to the common law duties which she owes to the Employer the Executive agrees that she will not (except in the proper performance of her duties or with the written consent of the Chairman of the board of directors of Lloyds TSB Group plc or the Group Chief Executive of Lloyds TSB Group plc), copy, use, discuss with or disclose to any person, company, firm, individual or organisation any of the Employer’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment (howsoever arising) without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use her best endeavours to prevent the unauthorised copying, use or disclosure of such information.

For the purposes of this Agreement trade secrets and confidential information include any information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Employer.

9.2	In the course of her employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. She will treat such information as if it falls within the terms of Clause 9.1 hereof and Clause 9.1 hereof will apply with any necessary amendments to such information. If requested to do so by the Employer the Executive will enter into an agreement with other

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Group Companies and any other persons in the same terms as Clause 9.1 hereof with any amendments necessary to give effect to this provision.

9.3	The Executive agrees that she will not during or after the termination of her employment hereunder other than in the proper performance of her duties (without the written consent of the Chairman of the board of directors of Lloyds TSB Group plc or the Group Chief Executive of Lloyds TSB Group plc) make any public announcement, statement or comment (whether to the media or otherwise) concerning:

(i) the affairs of the Employer or any other member of the Group;

(ii) the circumstances of the termination of her employment with the Employer and any offices with any other member of the Group; or

(iii) anything that may be detrimental to the Employer or any other member of the Group except as required by law or any regulatory body.

9.4	Nothing in this Agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

10	Intellectual Property Rights

10.1	The Executive shall promptly disclose to the Employer all copyright works originated, conceived, written or made by her alone or with others during the course of her employment (except only those works originated, conceived, written or made by her wholly outside her normal working hours and wholly unconnected with her appointment) and shall until such rights shall be fully and absolutely vested in the Employer (or its nominee) hold them in trust for the Employer (or its nominee).

10.2	The Executive assigns to the Employer (or it nominee) by way of future assignment all copyright and other proprietary rights (if any) for the full terms thereof throughout the world in respect of all works originated, conceived, written or made by the Executive during the course of her employment (except only those works originated, conceived, written or made by the Executive wholly outside her normal working hours and wholly unconnected with her duties under this Agreement).

10.3	It is agreed that for the purpose of Section 2(1B) of the Registered Designs Act 1949, the Copyrights Designs and Patents Act 1988 and the Community Design Regulation 2002 all designs created by the Executive during the course of her employment (except only those which are created by the Executive wholly outside her normal working hours and wholly unconnected with her duties under this Agreement) shall be treated as being created by the Executive in the course of her employment and accordingly the Employer shall for the purpose of that Act be the original proprietor of any such designs.

10.4	The Executive will promptly inform the Employer if she makes or is involved in making an Invention during the Employment and will give the Employer sufficient details of it to allow the Employer to assess the Invention and to decide whether the Invention belongs to the Employer. The Employer will treat any Invention which does not belong to it as confidential.

“Invention” means any invention (whether patentable or not within the meaning of the Patents Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Employer or any other Group Company.

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If an Invention belongs to the Employer, the Executi ve will act as a trustee for the Employer (or its nominee) in relation to that Invention and will, at the request and expense of the Employer, do everything necessary to vest all right, title and interest in it in the Employer (or its nominee) with full title guarantee and to secure full patent or other appropriate protection anywhere in the world.

10.5	The Executive will at the request and expense of the Employer do all things necessary or desirable to substantiate the rights of the Employer under this Clause 10, and as security for such obligation irrevocably appoints the Employer to be her attorney to sign or execute any such instrument or do any thing as may be necessary or desirable to effect such substantiation and the assignment referred to in Clause 10.2 hereof.

11	Restrictions after Termination of Employment

11.1	In this clause:

“Garden Leave Period” has the meaning given in Clause 7.8;

“Relevant Date” means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period;

“Restricted Employee” means a band one employee working in the same division as the Executive, with a Hay point score of 1000 or above and employed by a member of the Group;

“Senior Restricted Employee” means a band one employee with a Hay point score of 1500 or above and employed by a member of the Group;

“Termination Date” means the date on which the Executive’s employment terminates.

11.2	The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over employees of the Group during the course of her employment. To protect these interests of the Employer, the Executive agrees with the Employer that she will be bound by the following:

	11.2.1	during the period of 6 months commencing on the Relevant Date she will not be employed in, or carry on for her own account or for any other person, whether directly or indirectly (or be a director of any company engaged in) any business which, by virtue of its location or otherwise, is or is about to be in competition with any business of the Employer or any other member of the Group being carried on by such company at the Relevant Date provided the Executive was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date; and

	11.2.2	during the period of 9 months commencing on the Relevant Date she will not (either on her own behalf or for or with any other person, whether directly or indirectly,) entice or try to entice away from the Employer or (as the case may be) any other member of the Group any person who was a Restricted Employee or a Senior Restricted Employee at the Relevant Date and who had been a Restricted Employee or a Senior Restricted Employee at any time during the six months prior to the Relevant Date and with whom the Executive had worked at any time during that period or who was known to the Executive either personally or by reputation by reason of her employment with the Employer.

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11.3	Following the Termination Date, the Executive will not represent herself as being in any way connected with the businesses of the Employer or of any other member of the Group (except to the extent agreed by such a company).

11.4	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 11 is received and held on trust by the Employer for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Employer.

12	Return of Property etc.

12.1	The Executive will immediately upon the termination of her employment return to the Employer

	12.1.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during her employment and concerning any member of the Group and will not retain any copies of such documents or materials; and

	12.1.2	all other property belonging or relating to any member of the Group, in good condition (allowing for fair wear and tear).

13	Notices

Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at her address stated above or at her other last known address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by the Employer by post shall be deemed to have been received two business days after the date of posting.

14	Miscellaneous

14.1	This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights thereunder) shall be treated as cancelled on the date the Executive’s employment is treated as commencing under this Agreement.

14.2	This Agreement comprises the whole agreement between the Employer and the Executive relating to her employment hereunder and association with the Group, to the exclusion of all other warranties, representations made in good faith, undertakings and collateral contracts.

15	Contracts (Rights of Third Parties) Act 1999

No person other than the parties to this Agreement or any Group Company shall have any right to enforce any term of this Agreement under the Contracts (Rights of Third Parties) Act 1999.

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16	Data Protection Act 1998

For the purposes of the Data Protection Act 1998 (the “Act”) the Executive gives her consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer for all purposes relating to the performance of this Agreement including, but not limited to:

	–	administering and maintaining personnel records;

	–	paying and reviewing salary and other remuneration and benefits;

	–	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

	–	undertaking performance appraisals and reviews;

	–	maintaining sickness and other absence records;

	–	taking decisions as to the Executive’s fitness for work;

	–	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

	–	providing information to future purchasers of the Employer or of the business in which the Executive works; and

	–	transferring information concerning the Executive to a country or territory outside the EEA.

The Executive acknowledges that during her employment she will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer’s data protection policy issued from time to time.

17	Interpretation

In this Agreement:-

17.1	where the context permits, references to the singular shall include references to the plural and vice versa;

17.2	the Employer’s Staff Manual shall mean the current manual of the Employer entitled “People Policies and Practice”, as may be amended or replaced by the Employer from time to time at its sole and absolute discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer’s Staff Manual in Clause 7.1 hereof shall be construed so as to be references to the provisions of the amended or replaced Employer’s Staff Manual dealing with the same subject matter;

17.3	Clause headings are inserted for convenience only and shall not affect the construction of this Agreement;

17.4	“Group Company” means any of Lloyds TSB Group plc and its subsidiaries (as defined by Section 736 of the Companies Act 1985), and “Group” means all of them;

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17.5	“Board ” means board of directors of the Employer or any duly authorised committee of the same;

17.6	“Commencement Date” has the meaning given in Clause 4.1 hereof;

17.7	“FSMA Approval” has the meaning given in Clause 1.2 hereof.

18	Governing Law and Jurisdiction

This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement.

EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.

EXECUTED as a DEED by the Executive

in the presence of:

Witness’s signature

Name
Address

Occupation

EXECUTED as a DEED on behalf of the Employer:

Director

Director/Secretary

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